UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 15, 2005

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐          Form 40-F ☑

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K incorporates the Notice of Annual Meeting of Shareholders, Information Circular, Form of Proxy and Request for Annual and Interim Financial Statements and MD&A distributed to the Company’s shareholders of record as of March 4, 2005. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on April 15, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: March 15, 2005	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

     NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the Best Western Richmond Hotel, 7551 Westminster Highway, Richmond, B.C., Canada, V6X 1A3, on Friday April 15, 2005 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2004 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

     The directors of the Company have fixed the close of business on March 4, 2005 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 4, 2005 will be entitled to vote, in person or by proxy, at the Meeting.

     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

     DATED at Vancouver, British Columbia, as of this 15th day of March, 2005.

By Order of the Board of Directors

Robert S. Armstrong Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of March 1, 2005. All share and per share information presented in this document reflects on a retroactive basis the two-for-one split of the Company’s common shares that occurred on May 4, 2004.

Solicitation of Proxies

     This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual Meeting (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors and Election of Directors

     Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he or she sooner ceases to hold office. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7). The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

				Number of Common
				Shares Beneficially
Name and		Principal Occupation or	Previous Service as	Owned, Controlled
Municipality of Residence	Position with the Company	Employment (1)	a Director	or Directed (1)(2)
David Edward Ritchie Leduc, Alberta, Canada	Chairman of the Board and a Director (3)	Chairman of the Board	Director since December 12, 1997	5,876,446 (4)

Peter James Blake Vancouver, B.C., Canada	Chief Executive Officer and a Director (5)	Chief Executive Officer of the Company	Director since December 12, 1997	61,515

Clifford Russell Cmolik Surrey, B.C., Canada	Director; Member of Compensation Committee	Businessman (6)	Director since December 12, 1997	3,074,007 (7)

Charles Edward Croft Vancouver, B.C., Canada	Director; Member of Nominating and Corporate Governance Committee; Chairman of Compensation Committee	President and Director Falcon Pacific Financial Corp. and its Subsidiaries (private investment company) (8)	Director since June 17, 1998	15,000 (9)

Number of Common
Shares Beneficially
Name and		Principal Occupation or	Previous Service as	Owned, Controlled
Municipality of Residence	Position with the Company	Employment (1)	a Director	or Directed (1)(2)
Eric Patel Vancouver, B.C., Canada	Director; Member of Audit Committee; Chairman of Nominating and Corporate Governance Committee	Business Consultant (10)	Director since April 14, 2004	1,000

George Edward Moul West Vancouver, B.C., Canada	Director; Chairman of Audit Committee; Member of Compensation Committee	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate Companies	Director since June 17, 1998	3,000(11)

Beverley Anne Briscoe Vancouver, B.C., Canada	Director; Member of Audit Committee; Member of Nominating and Corporate Governance Committee	Business Consultant (12)	Director since October 29, 2004	Nil

(1)	This information has been provided by the respective nominee as of March 2, 2005.

(2)	The number of Common Shares held includes Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee. See the table below for disclosure of stock option information.

(3)	Mr. Ritchie was the Chief Executive Officer until October 31, 2004, when he retired from the position of Chief Executive Officer.

(4)	2,690,750 of such shares are held by D.E.R. Auctions Ltd. and 3,185,496 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie. Mr. Ritchie also holds 200 Common Shares personally.

(5)	Mr. Blake was Senior Vice-President and Chief Financial Officer of the Company until October 31, 2004; he was appointed Chief Executive Officer of the Company effective November 1, 2004.

(6)	Mr. Cmolik was the President and Chief Operating Officer of the Company until his retirement in July 2002.

(7)	1,960,568 of such shares are held by C.R.C. Auctions Ltd. and 1,109,836 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik. Mr. Cmolik holds the remaining 3,603 shares personally.

(8)	Mr. Croft was a director of a Canadian private company that entered into a Plan of Arrangement in 2004, immediately following his resignation as a director. The company subsequently emerged from protection in 2004.

(9)	Such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft.

(10)	Prior to becoming a business consultant in 2004, Mr. Patel was Chief Financial Officer of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree.

(11)	Such shares are held by Kensington Holdings Ltd., a company 100% owned by Mr. Moul and his spouse.

(12)	Ms. Briscoe was appointed to the Company’s Board effective October 29, 2004. Ms. Briscoe currently works as a business consultant and is President of Briscoe Management Ltd. Until 2004, Ms. Briscoe was the president of her own transportation services company, Hiway Refrigeration Ltd., which she acquired in 1997. Prior to that she held various senior executive positions with Wajax Industries Ltd., the Rivtow Group of Companies, and the Jim Pattison Group. Ms. Briscoe is Chair of the British Columbia Government’s Industry Training Authority, a member of the Boards of BC Rail Corporation, DTI Dental Technologies Inc. and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver. She also sits on the British Columbia Government’s Accounting Policy Advisory Committee. Ms. Briscoe holds a bachelor of commerce degree and is a Chartered Accountant.

     In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, the directors of the Company held the following stock options (all of which vested at the grant date, except for the options granted to Mr. Blake, which vested one year from the grant date) as of the date of this Information Circular:

			Number of	Exercise	Total	Total
Nominee	Grant Date	Expiry Date	Options Granted	Price (U.S.$)	Exercised	Unexercised
David Ritchie	Feb. 13, 2004	Feb. 13, 2014	37,400	$26.46	—	37,400

Peter Blake	Jan. 25, 2005	Jan. 25, 2015	20,800	$32.41	—	20,800
	Feb. 13, 2004	Feb. 13, 2014	22,400	$26.46	—	22,400
	Jan. 30, 2003	Jan. 30, 2013	30,000	$15.53	5,400	24,600

			73,200		5,400	67,800

Russell Cmolik	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000

			16,000		—	16,000

Charles Croft	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000
	Feb. 11, 2002	Feb. 11, 2012	6,000	$13.05	—	6,000
	Jan. 31, 2001	Jan. 31, 2011	6,000	$11.68	—	6,000
	Feb. 1, 2000	Feb. 1, 2010	6,000	$13.35	—	6,000
	Feb. 21, 1999	Feb. 21, 2009	7,000	$13.44	—	7,000

			41,000		—	41,000

Edward Moul	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000
	Feb. 11, 2002	Feb. 11, 2012	6,000	$13.05	—	6,000
	Jan. 31, 2001	Jan. 31, 2011	6,000	$11.68	—	6,000
	Feb. 1, 2000	Feb. 1, 2010	6,000	$13.35	—	6,000
	Feb. 21, 1999	Feb. 21, 2009	7,000	$13.44	—	7,000

			41,000		—	41,000

     The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

     Mr. Moul has been appointed Lead Director by the Board. The Lead Director is an outside, unrelated and independent director of the Company whose role it is to coordinate the activities of the outside directors and to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The Lead Director role is intended to work in conjunction with the Chairman to enhance Board effectiveness and manage the activities of the Board. Any Shareholder wishing to contact the Lead Director may do so by phoning 604-233-6153 or by sending an email to LeadDirector@rbauction.com.

     Additional disclosure relating to the Company’s audit committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company will be filed on the SEDAR website at www.sedar.com and a copy of the Company’s Annual Information Form may also be obtained by making a request to the Secretary of the Company.

Board and Committee Attendance

     The following tables present information about Board of Directors and Committee meetings and attendance by directors at such meetings for the year ended December 31, 2004. The overall 2004 attendance record by directors at Board meetings and Committee meetings was 100%.

Summary of Board and Committee Meetings Held	Number of Meetings
Board of Directors	7
Audit Committee	7
Compensation Committee	5
Nominating and Corporate Governance Committee	1

Summary of Attendance of Directors	Board Meetings	Committee Meetings
David Ritchie	7 of 7	N/A
Peter Blake	7 of 7	N/A
C. Russell Cmolik	7 of 7	6 of 6
Charles Croft	7 of 7	13 of 13
Eric Patel (1)	5 of 5	7 of 7
G. Edward Moul	7 of 7	12 of 12
Beverley Briscoe (2)	0 of 0	1 of 1

(1)	Mr. Patel was elected to the Board on April 16, 2004, at the Company’s Annual Meeting of Shareholders.

(2)	Ms. Briscoe was appointed to the Board on October 29, 2004.

Compensation of Directors

     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company received the following compensation in 2004:

Description of Fee	Amount of Fee
Annual fee for Board Membership	U.S.$ 50,000(1)
Annual fee for Board Chairman	U.S.$150,000(2)
Annual fee for Committee chairmanship	U.S.$ 5,000
Meeting fee (per board or committee meeting)	U.S.$ 500

(1)	Each director is required to use U.S.$25,000 of the annual fee to purchase Common Shares of the Company. Such purchases of Common Shares are to be made through the New York Stock Exchange (the “NYSE”) or Toronto Stock Exchange (the “TSX”) in compliance with the Company’s Policy Regarding Securities Trades by Personnel.

(2)	Mr. Ritchie ceased to be an employee director upon his retirement as Chief Executive Officer of the Company effective October 31, 2004, and began to receive the Board Chairman fee effective November 1, 2004.

     The total fees paid by the Company to the Board in 2004 were U.S.$245,750. In addition to the compensation outlined above, non-employee directors may also participate in the Company’s performance bonus program, in recognition of their contributions towards the overall performance of the Company. No performance bonus amounts were paid to non-employee directors in 2004. Employee directors do not receive additional compensation for their participation in Board or committee activities. In February 2004, non-employee directors were also granted stock options under the Company’s Stock Option Plan. With the review and revision of directors’ compensation that was completed in 2004, it was determined that no stock options would be granted to such directors in the future.

     There were no other arrangements under which non-employee directors were compensated during 2004. No non-employee directors earned any compensation during 2004 for consultancy or other services provided to the Company.

Appointment of Auditors

     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2005 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

     In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2004, the Company retained KPMG LLP to provide various non-audit services in 2004. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. Fees billed by KPMG LLP and its affiliates during fiscal 2004 and 2003 were U.S.$902,000 and U.S.$717,000, respectively. The aggregate fees billed for professional services by KPMG LLP during fiscal 2004 and 2003 are as follows:

	Fiscal 2004	Fiscal 2003
Audit Fees	$404,000	$259,000
Audit-Related Fees	92,000	76,000
Tax Fees	406,000	382,000
All Other Fees	—	—

Total Fees	$902,000	$717,000

     The nature of each category of fees is as follows:

Audit Fees:

     Audit fees were paid for professional services rendered by the auditors for the audit of our annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above.

Tax Fees:

     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

     The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2004 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Other than as set out herein, no “informed person” (as defined under Multilateral Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2004 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

     During the 12-month period ended December 31, 2004, the Company paid approximately U.S.$751,000 to D.E.R. Resorts Ltd. (“Resorts”), a company controlled by David E. Ritchie, the Chairman of the Board and the Company’s former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by the Board, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. Management believes that the terms of the agreements were at least as favourable to the Company as could have obtained from a third party. The Company has entered into similar agreements with Resorts in the past intends to do so in the future.

OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

Compensation

     The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such six officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table
(all amounts in U.S. dollars)

		Annual Compensation			Long-Term Compensation Awards
					Awards		Payouts
						Share or
					Securities	Share Units
					Under	Subject to
				Other Annual	Options	Resale	LTIP	All Other
		Salary	Bonus (2)	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position (1)	Year	($)	($)	($)	(#)(4)	(#)	($)	($)

David E. Ritchie (3)	2004	400,000	330,000	17,906	37,400	Nil	Nil	Nil
Chairman	2003	380,000	570,000	18,800	Nil	Nil	Nil	Nil
	2002	380,000	315,000	20,600	Nil	Nil	Nil	Nil

Peter J. Blake (3)	2004	213,333	360,000	6,530	22,400	Nil	Nil	Nil
Chief Executive Officer	2003	200,000	300,000	3,700	15,000	Nil	Nil	Nil
	2002	185,000	251,000	7,300	8,600	Nil	Nil	Nil

Robert S. Armstrong (3)	2004	145,833	260,000	14,500	4,000	Nil	Nil	Nil
Vice-President Finance, Chief Financial	2003	110,000	200,000	7,900	5,000	Nil	Nil	Nil
Officer and Corporate Secretary	2002	103,500	131,000	8,400	4,400	Nil	Nil	Nil

Guylain Turgeon	2004	217,500	343,000	114,475	10,000	Nil	Nil	Nil
Managing Director -	2003	183,900	275,800	68,060	7,800	Nil	Nil	Nil
European Operations	2002	165,000	180,000	53,820	5,800	Nil	Nil	Nil

Randall J. Wall	2004	208,333	347,000	10,180	20,400	Nil	Nil	Nil
President and	2003	200,000	300,000	6,650	30,000	Nil	Nil	Nil
Chief Operating Officer	2002	185,000	287,000	9,900	8,600	Nil	Nil	Nil

		Annual Compensation			Long-Term Compensation Awards
					Awards		Payouts
Share or
					Securities	Share Units
					Under	Subject to
				Other Annual	Options	Resale	LTIP	All Other
		Salary	Bonus (2)	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position (1)	Year	($)	($)	($)	(#)(4)	(#)	($)	($)

Robert K. Mackay	2004	206,667	348,000	9,485	22,400	Nil	Nil	Nil
Executive Vice-President	2003	200,000	300,000	6,800	30,000	Nil	Nil	Nil
	2002	185,000	255,000	10,800	8,600	Nil	Nil	Nil

(1)	All Named Executive Officers are employed by wholly owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year. Bonuses include additional bonus amounts paid to the Named Executive Officer in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 (see discussion below). All of the Named Executive Officers, except for Mr. Ritchie, received an additional bonus award of $100,000 under the Plan, which is included in the bonus amount in this table.

(3)	David E. Ritchie retired from the position of Chief Executive Officer effective October 31, 2004. Peter J. Blake, formerly the Company’s Senior Vice-President and Chief Financial Officer, was appointed Chief Executive Officer effective November 1, 2004. Robert S. Armstrong was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004, having served previously as the Company’s Vice-President Finance and Corporate Secretary.

(4)	Securities under options granted have been retroactively adjusted in the table to reflect the two-for-one stock split of the Common Shares that occurred on May 4, 2004.

Stock Options Granted in the 2004 Financial Year (1)

				Market Value of
				Securities
		% of Total Options		Underlying Options
		Granted to	Exercise Price	on the Date
	Securities Under	Employees in 2004	(U.S.$	of Grant
Name	Options Granted	Financial Year	per share)	(U.S.$ per share)	Expiration Date
David E. Ritchie	37,400	14.1%	$26.46	$26.46	February 13, 2014
Peter J. Blake	22,400	8.4%	26.46	26.46	February 13, 2014
Robert S. Armstrong	4,000	1.5%	26.46	26.46	February 13, 2014
Guylain Turgeon	10,000	3.8%	26.46	26.46	February 13, 2014
Randall J. Wall	20,400	7.7%	26.46	26.46	February 13, 2014
Robert K. Mackay	22,400	8.4%	26.46	26.46	February 13, 2014

(1)	Information in the table has been retroactively adjusted to reflect the two-for-one stock split of the Common Shares that occurred on May 4, 2004.

Aggregate Option Exercises during 2004 Financial Year and Option Value at December 31, 2004 (1)

				Value of Unexercised
				In-The-Money Options
		Aggregate Value	Unexercised Options	at December 31, 2004
	Securities Acquired	Realized	at December 31, 2004	(in U.S. dollars)
Name	on Exercise	(in U.S. dollars)	(Exercisable/ Unexercisable)	(Exercisable/ Unexercisable)(2)
David E. Ritchie	N/A	N/A	Nil	Nil/$246,840
Peter J. Blake	20,000	$275,537	24,600/22,400	$431,361/$147,840
Robert S. Armstrong	N/A	N/A	23,400/4,000	$459,053/$26,400
Guylain Turgeon	N/A	N/A	29,100/10,000	$566,574/$66,000
Randall J. Wall	36,000	$498,788	61,600/20,400	$1,181,647/$134,640
Robert K. Mackay	12,600	$180,202	30,000/22,400	$526,050/$147,840

(1)	Information in the table has been retroactively adjusted to reflect the two-for-one stock split of the Common Shares that occurred on May 4, 2004.

(2)	The closing price of the Common Shares of the Company on the NYSE on December 31, 2004 was $33.06.

Executive Long Term Incentive Plan

     The Company’s executive long term incentive plan (the “ELTIP”) encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. Under the ELTIP, a participant may choose to contribute up to 100% of his performance bonus to the ELTIP and the administrator will use such contribution to purchase Common Shares from the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy regarding Securities Trades by Company Personnel. The Common Shares so purchased will be held by the administrator for the participant and the participant agrees not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Under the ELTIP, the Company agrees to pay to participants an additional bonus award that equals the amount of their contributions under the ELTIP that year, subject to certain maximum thresholds.

     The ELTIP effected by the Company does not involve any issuance of Common Shares from the Company. The shareholders of the Company approved an executive share purchase plan that involved issuance of Common Shares from treasury at the last annual and special meeting of the Company held on April 16, 2004 but the shareholders also authorized the directors to not proceed with such plan if they deemed it appropriate. After careful review, due to income tax and other administrative considerations, the directors of the Company decided not to implement the executive share purchase plan in the form previously approved by the shareholders, and instead decided to implement the ELTIP in its current form, which has features very similar to the prior plan but does not involve any issuance of Common Shares from the Company and therefore, will not result in dilution.

     The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one times salary to three times salary.

     Pursuant to requirements of the NYSE and the TSX and applicable securities legislation, the ELTIP was adopted by way of resolutions of the directors (as no shareholder approval was required).

     The Company believes that this plan, together with the Share Ownership Guidelines adopted by the Company will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the shareholders by promoting ownership of Common Shares of the Company by senior employees and officers and rewarding the creation of shareholder value over the long term.

Termination of Employment, Changes in Responsibility and Employment Contracts

     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

     The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.

Composition of the Compensation Committee

     The Compensation Committee of the Company consists of Messrs. Croft, Moul and Cmolik. Mr. Cmolik was employed by the Company in the position of President and Chief Operating Officer until his retirement in July 2002.

Report on Executive Compensation

     The Company’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned.

     The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the financial performance of the Company. The Named Executive Officers also receive annual option grants in accordance with the Company’s stock option plan and are entitled to participate in the Company’s ELTIP. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company does not have a predetermined relative emphasis for each of the various components of compensation.

     Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee. In 2004, the Committee retained the services of Mercer Consulting to help it assess the appropriateness of the Company’s executive compensation arrangements and the proposed ELTIP.

     The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors, including Mercer Consulting. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on industrial equipment manufacturers and distributors. The Company has not had pre-established factors and criteria upon which the Chief Executive Officer’s total compensation is based. In light of the fact that a new Chief Executive Officer was appointed during 2004, the Committee undertook a fresh investigation of the available information before arriving at the current CEO salary.

     Base salary levels for the other Named Executive Officers are benchmarked against salary levels of senior operational management located in the Company’s regional and divisional offices. Operational management salaries are determined in accordance with a compensation plan that considers both objective factors such as sales volume and profitability and subjective factors. The Company’s goal is to provide total compensation that is above the average for comparable positions at industrial equipment manufacturers and distributors.

     Awards of executive bonuses depend upon whether the Company has met pre-tax earnings targets established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 150% of the individual’s base salary. The amounts of the executive bonus awards are linked directly to formulas that provide small bonus amounts as pre-tax earnings approach target levels and larger amounts if pre-tax earnings exceed target levels.

Report presented by:

Charles E. Croft
G. Edward Moul
C. Russell Cmolik

Performance Graph

     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from December 31, 1999 to December 31, 2004 (the Company’s most recent financial year end).

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Ritchie Bros. Auctioneers (RBA)	100	75	90	117	191	238

Russell 2000 Index	100	96	97	76	110	129

Directors and Senior Executives Liability Insurance and Indemnity Agreements

     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million annual protection against liability (less a deductible of U.S.$500,000 for securities claims and U.S.$250,000 for other claims). The annual premium paid by the Company in 2004 for this insurance was U.S.$163,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The maximum number of Common Shares reserved for issuance under the stock option was 3,000,000 Common Shares (being 8.8% of total issued and outstanding shares), of which 879,968 Common Shares (being 2.6% of total issued and outstanding shares) have been issued, 995,798 Common Shares are reserved for issuance upon exercise of options that have been granted (2.9% of total issued and outstanding shares) and 1,124,234 Common Shares (3.3% of total issued and outstanding shares) remain available for future options to be granted. Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date.

     Options granted under the stock option plan are subject to vesting conditions as imposed by the Compensation Committee. Most of the options granted under the stock option plan are subject to vesting one year from the grant date. The term of the options is generally 10 years from the date of grant and all options are not transferable. Unless otherwise determined by the Compensation Committee, the outstanding options will remain exercisable until the earliest of: (i) 10 years from the date of grant, (ii) 60 days from the date on which the optionee ceases to be employed by, or provide services to, the Company, or (iii) if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 60-day period described in clause (ii) above, 180 days from the date of death.

     The stock option plan provides that subject to the requirements of the applicable regulatory authorities and stock exchanges, the plan may be amended, suspended or terminated by the Compensation Committee or the Board at any time and in any manner without approval from the shareholders or option holders, except where such amendments (i) adversely affect or is prejudicial to the right of an optionee holding options previously granted (unless such amendment was necessary to comply with applicable securities laws or rules of the stock exchanges); (ii) decrease the number of Common Shares which may be purchased under an option; (iii) increase the exercise price of Common Shares subject to options; (iv) extend the term of any option beyond 10 years or the latest date permitted under applicable laws; (v) grant any option if the Plan is suspended or terminated; or (vi) change or adjust any outstanding Incentive Stock Option without consent of the optionee if such adjustment will result in such option ceasing to qualify as an Incentive Stock Option. As the amendment power of the Compensation Committee and the Board is subject to requirements of applicable regulatory authorities, including the TSX, it should be noted that the TSX through recently published staff notice has indicated that they will not require shareholder approval for the following types of amendments:

(a)	amendments of a “housekeeping nature;

(b)	a change to the vesting provisions of a security or a plan;

(c)	a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.

     However, the TSX has also indicated that it will require the Company to obtain shareholder approval for the following types of amendments to the stock option plan:

(a)	any amendment to the number of securities issuable under the plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require additional security holder approval;

(b)	any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

     As a result, the power of the Compensation Committee or the Board to amend the stock option plan without seeking shareholders approval is limited in the above-mentioned circumstances and any other circumstances where the NYSE, the TSX or applicable securities laws specifically require shareholder or option holder approval.

     The following table sets out the number of securities authorized for issuance under the Company’s stock option plan at the date of this Information Circular:

		Weighted-	Number of Securities
		Exercise Price	Remaining Available for
	Number of Securities to be	Average	Future Issuance under Equity
	Issued upon Exercise of	of Outstanding	Compensation Plans
	Outstanding Options(A)	Options	(Excluding (A))
Equity compensation plans approved by	995,798 (2.9% of		1,124,234 (3.3% of
security holders – stock option plan	total issued and		total issued and
	outstanding shares)	$21.21	outstanding shares)

REPORT ON CORPORATE GOVERNANCE

     Ritchie Bros.’ Board of Directors believes that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Company is committed to good corporate governance practices. The Board appointed a Nominating and Corporate Governance Committee in 2004, which is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.

     The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the TSX committee on Corporate Governance in Canada (the “TSX Guidelines”). The table below sets out the principal components of the Guidelines, and indicates the extent to which the Company complies with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

     Furthermore, on October 29, 2004, the Canadian Securities Administrators (CSA) released proposed National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”) and a related National Policy 58-201, Corporate Governance Guidelines (the “CSA Guidelines”) for comment. The Instrument and the CSA Guidelines are not yet in force, and therefore, the table below provides a comparison of the Company’s corporate governance practices against the TSX Guidelines. Comments have been added, where applicable, to relate the Company’s corporate governance practices to the requirements under the Instrument and the CSA Guidelines.

     Beginning in 2004, any foreign private issuer listed on the NYSE was required to report any significant ways in which their corporate governance practices differ from those followed by United States companies under NYSE listing standards. Ritchie Bros. is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies, except as described in the table below.

     Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board of Directors, can be found on the Company’s website at www.rbauction.com.

Does
RBA
Guideline	Comply	Discussion

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:
Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act

• the Company’s Articles of Amalgamation and By-laws

• the Company’s Code of Business Conduct and Ethics

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate

Does
RBA
Guideline	Comply	Discussion

Governance Committee

• other applicable laws and Company policies.

The Board or designated Board Committees approve all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

(a) adoption of a strategic planning process;	Yes	The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management has undertaken a strategic planning process, with regular Board involvement in the process. During fiscal 2004, there were seven meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board, through the Audit Committee, is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s industry, the environment and foreign currencies. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board, through the Audit Committee, ensures that the Company adopts appropriate risk management policies.

(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Nominating and Corporate Governance Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the Chief Executive Officer, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees.

(d) a communications policy for the corporation; and	Yes	The Board approves all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. Shareholders are also able to contact directly the Lead Director via email or phone. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

(e) the integrity of the corporation’s internal control and management information systems.	Yes	The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee regularly reports to the Audit Committee on the quality of the Company’s internal

Does
RBA
Guideline	Comply	Discussion

control processes.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. As well, the term “independent director” means an unrelated director who is free from any interests in or relationships with any significant shareholder of the corporation or an affiliate with any significant shareholder of the corporation or any affiliate of a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the Corporation).
Yes	Directors during 2004:

• G. Edward Moul – unrelated and independent;

• Charles Edward Croft – unrelated and independent;

• Eric Patel – unrelated and independent;

• Beverley A. Briscoe – unrelated and independent;

• C. Russell Cmolik – Mr. Cmolik retired from the position of President and COO of the Company in July 2002 and was not considered an unrelated or independent director in 2004;

• David E. Ritchie – related director – Mr. Ritchie retired from his position as CEO effective October 31, 2004; and

• Peter J. Blake – related director – Mr. Blake is an executive officer of the Company (CEO).

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the CSA Guidelines.

Mr. Ritchie is a significant shareholder of the Company, beneficially owning or controlling 17.2% of the outstanding Common Shares as of the date of this Information Circular. Mr. Cmolik beneficially owned 8.9% of the outstanding Common Shares as of the date of this Information Circular.

3. The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.
Yes	The Board is responsible for determining whether or not each director is an unrelated director and an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries. The determination as to whether a director is independent is made by considering the applicable requirements of the NYSE and U.S. securities regulations.

The Board considers Mr. Moul, Mr. Croft, Mr. Patel and Ms. Briscoe to be unrelated and independent. Mr. Ritchie is related and not independent by virtue of having served as CEO of the Company until October 31, 2004, Mr. Blake is related and not independent by virtue of his employment with the Company as CEO and Mr. Cmolik is related and not independent by virtue of having served as President and COO of the Company until July 2002.

None of the unrelated and independent directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or have any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). All directors attended all Board meetings held during 2004 (Ms. Briscoe and Mr. Patel attended all meetings held during their tenure as directors).

Does
RBA
Guideline	Comply	Discussion

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
	Yes	The Company currently has a Nominating and Corporate Governance Committee, composed entirely of unrelated and independent directors. The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
	Yes	The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter, which is available on the Company’s website. The Committee is in the process of introducing a formal assessment process.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	All new directors receive a record of historical public information about the Company, as well as the charters of the Board committees, and other relevant corporate and business information. In addition, the Company’s orientation for directors involves meeting with Management of the Company and an interactive introductory discussion about the Company, providing the directors with an opportunity to ask questions. Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and attend auctions. Directors are also encouraged to take relevant professional development courses at the Company’s expense.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
	Yes	The Board reviews its composition and size on a regular basis. In 2003, the Board determined that it should increase its size from five to six members and therefore a new director was appointed and the number of directors was fixed at six at the 2004 Annual Meeting. During 2004, the Board further reviewed its size and composition and decided to add a seventh member prior to the 2005 Annual Meeting. Shareholders are asked to elect seven directors at the 2005 Annual Meeting. The Board feels that this size is more appropriate for the size of the Company. These new directors provide additional experience and allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.
	Yes	The Compensation Committee reviews directors’ compensation on a regular basis. In 2004 the Committee engaged outside advisors to assist with their review. To make its recommendation on directors’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors of other publicly traded companies. See “Compensation of Directors” above for information about the compensation received by the directors in 2004.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
Yes	The Board has appointed three committees:

• the Audit Committee;

• the Compensation Committee; and

• the Nominating and Corporate Governance Committee

All of the members of these committees are outside directors and the majority of the members are unrelated and independent directors.

The following is a brief description of each committee:

Audit Committee (All unrelated and independent directors)

This Committee has three members:

Does
RBA
Guideline	Comply	Discussion

Chair: G. Edward Moul

Members: Eric Patel and Beverley A. Briscoe

This committee met seven times in 2004 and all members attended all applicable meetings. Mr. Patel and Ms. Briscoe were appointed to this committee in 2004, replacing Mr. Croft and Mr. Cmolik.

The charter of the Audit Committee can be found on the Company’s website.

Compensation Committee (Majority unrelated and independent directors)

This Committee has three members:

Chair: Charles E. Croft

Members: C. Russell Cmolik and G. Edward Moul

The NYSE Rules for United States companies require that all of the members of a Compensation Committee be independent.

This Committee met five times in 2004 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

Nominating and Corporate Governance Committee (All unrelated and independent directors)

This committee was appointed in 2004. The Committee has three members:

Chair: Eric Patel

Members: Charles E. Croft and Beverley A. Briscoe

This Committee was formed in the fourth quarter of 2004 and met once in 2004. All members attended the meeting.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.
	Yes	The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the statement of corporate governance practices included in the Company’s Information Circular. The committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.
The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The charters of the Committees of the Board of Directors are considered to be position descriptions for the directors. The Board has adopted a position description for the CEO. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has clearly defined the limits to management’s authority. The

Does
RBA
Guideline	Comply	Discussion

Yes	Board expects management, among other things, to:

• review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and assist the Board in its strategic planning for the Company

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board.

• identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, with consultation of the Board, implement appropriate mitigation strategies.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.
	Yes	Mr. Moul has been appointed Lead Director by the Board. The Lead Director is responsible for coordinating the activities of the unrelated and independent directors and administering the Board’s relationship with management and the CEO. The independent directors held four meetings in 2004 without management present. Mr. Moul’s role is to ensure greater independence of the Board from management. He acts as chair of these private meetings. He also acts as a liaison between management and the Board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
	Yes	All of the members of the Audit Committee are considered outside, unrelated and independent directors. All of the members of the committee are financially literate and Mr. Moul and Ms. Briscoe are Chartered Accountants. The Board has designated Mr. Moul as an audit committee financial expert, in accordance with the NYSE Rules. The Committee’s responsibilities are set forth in its charter, which is available on the Company’s website. The Company’s external auditors are retained directly by the Committee and have a direct line of communication with the Committee. The external auditors meet with the Committee without management present at least four times per year. The Committee has adopted a pre-approval policy, and pre-approves all audit and non-audit services provided by the external auditor. Management reports to the Committee on the adequacy and effectiveness of the Company’s disclosure controls and systems of internal control.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
	Yes	Directors may hire outside advisers at the Company’s expense, subject to the approval of the Board. The engagement of outside advisers is authorized in all Committee charters of the various Board committees.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 1, 2005 according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there are 34,277,300 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 4, 2005 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 4, 2005 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, directly or indirectly, or controls or directs Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company is:

	Number of	Percentage of
Name	Common Shares(1)	Common Shares
David E. Ritchie (2)	5,876,446	17.2%

(1)	This information has been furnished by the person named and has been confirmed, to the extent possible by the Company.

(2)	2,690,750 of such shares are held by D.E.R. Auctions Ltd. and 3,185,496 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie. Mr. Ritchie also holds 200 Common Shares personally. Mr. Ritchie also has options to purchase 37,400 Common Shares at U.S.$26.46 per share, with an expiry date of February 13, 2014.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

     A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how his shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.

     If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

     A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

     In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

     Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedure in the directions and instructions provided by or on behalf of the intermediary. For example, they can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

     Only registered shareholders as of March 4, 2005 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

     The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and if necessary revoke the relevant proxy.

ADDITIONAL INFORMATION

     The Company will provide to any person or company, upon request to the Secretary of the Company, a copy of the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company’s consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”), any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed financial year that have been filed together with the relevant MD&A and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS

     Shareholder proposals to be considered at the 2006 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 9, 2005 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

     Dated at Vancouver, British Columbia, this 7th day of March 2005.

By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
2005 ANNUAL MEETING TO BE HELD ON APRIL 15, 2005
PROXY
To be completed by shareholders who will NOT be attending the Annual Meeting in person.
The undersigned shareholder of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) hereby nominates, constitutes and appoints (select one):
☐ David E. Ritchie or, failing him, Peter J. Blake, or

☐	of
(Check the second box and insert the name and address of an alternate person if you do not wish to appoint Mr. Ritchie or Mr. Blake)
as proxyholder of the undersigned, with full power of substitution, to attend the Annual Meeting of the Company to be held on April 15, 2005 and any adjournment thereof (the “Meeting”), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	VOTE	WITHHOLD
Election of Directors	FOR	VOTE
To elect as a director of the Company:
    David Edward Ritchie
    Clifford Russell Cmolik
    Peter James Blake
    Charles Edward Croft
    George Edward Moul
    Eric Patel
    Beverley Anne Briscoe

Auditors

To appoint KPMG LLP, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the Auditor’s remuneration.	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

Signed this               day of                                                    , 2005.

Signature of Shareholder

Name of Shareholder (Please print clearly as registered)

Number of Shares

(See “General Proxy Information” in the Information Circular for further information regarding proxies for use at the Meeting)

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL MEETING
APRIL 15, 2005
INSTRUCTIONS

1.	This proxy is solicited by the management of RITCHIE BROS. AUCTIONEERS INCORPORATED for use at the Annual Meeting (the “Meeting”) of the shareholders to be held on April 15, 2005 and any adjournment thereof. Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.

2.	If you are NOT able to be personally present at the Meeting, please date and sign the form of proxy on the reverse hereof and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 48 hours before the time of the Meeting or any adjournment thereof (namely, 11:00 a.m. (Vancouver time) on April 13, 2005).

3.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on the proxy. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted “FOR” each of the matters identified in the proxy.

4.	The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.

5.	A shareholder has the right to appoint a person as proxyholder at the Meeting other than David E. Ritchie or Peter J. Blake and may do so by checking the second box and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

6.	If this proxy is not dated in the space provided, authority is hereby given to the proxyholder named herein to date this proxy on the date on which the Company mailed it. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.